MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the consolidated financial conditions and results of operations for the years ended December 31, 2021, 2020, and 2019 of Xtra-Gold Resources Corp. ("Xtra-Gold" or the "company") should be read in conjunction with the consolidated financial statements and the related notes to our consolidated financial statements and other information presented in our annual report on Form 20-F which has been filed with the Securities and Exchange Commission (the "SEC") and can be viewed at www.sec.gov and has also been filed with SEDAR and can be viewed at www.sedar.com. Our consolidated audited financial statements are stated in United States Dollars and are prepared in accordance with United States Generally Accepted Accounting Principles ("US GAAP").

Additional information relating to our company, including our consolidated audited financial statements and the notes thereto for the years ended December 31, 2021, 2020 and 2019 and our annual report on Form 20-F, can be viewed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include but are not limited to those discussed below and elsewhere in our 20-F annual report, particularly in the item entitled "Risk Factors" beginning on page 8 of our 20-F annual report.

Highlights for the Year Ended December 31, 2021

During the year ended December 31, 2021:

● in connection with our gold recovery operations, we produced 4,113 ounces of raw gold.  We sold 4,318 fine ounces of gold at an average price of US$1,789 per ounce.

● cash on hand, excluding restricted cash, increased to $4.7 million at December 31, 2021, from $4.6 million at December 31, 2020.

● on November 1, 2021, announced the results of an updated Mineral Resource Estimate for the Kibi Gold Project, including 623,700 ounces of gold in the Indicated category (13,893,000 tonnes at an average grade of 1.40 g/t gold) and an additional 180,700 ounces of gold in the Inferred category (5,694,000 tonnes at an average grade of 0.96 g/t gold), at a base case 0.5 g/t cut-off.

● a total of 75 diamond core boreholes totaling 11,343 metres completed by the Company's in-house drilling crews on the Kibi Gold Project.

● exploration drilling advancing early-stage Boomerang West, Boomerang East, and Twin Zone targets towards resource definition stage with potential to significantly increase Kibi Gold Project resource base.

Overview

We are engaged in the exploration of gold properties exclusively in Ghana, West Africa in the search for mineral deposits and mineral reserves which could be economically and legally extracted or produced. Our exploration activities include the review of existing geological data, grid establishment and soil geochemical sampling, geological mapping, geophysical surveying, trenching and pitting to test gold-in-soil anomalies and diamond core and/or reverse circulation (RC) drilling to test targets followed by infill drilling, if successful, to define a mineral reserve.

Our mining concession portfolio currently consists of 225.87 square kilometers comprised of 33.65 square kilometers for our Kibi project, 51.67 square kilometers for our Banso project, 55.28 square kilometers for our Muoso project, 44.76 square kilometers for our Kwabeng project, and 40.51 square kilometers for our Pameng project, or 55,873 acres, pursuant to the leased areas set forth in our mining leases.

Technical Disclosure

The hardrock, lode gold exploration technical information relating to our mineral properties contained in this MD&A is based upon information prepared by or the preparation of which was supervised by Yves Clement, P.Geo., our Vice-President, Exploration. Mr. Clement is a Qualified Person as defined by Canadian Securities National Instrument 43-101 concerning standards of disclosure for mineral projects.

Plan of Operations

Our strategic plan is, with respect to our mineral projects, to conduct an exploration program, consisting of the following:

at our Kibi project:

● follow-up trenching of Zone 1 - Zone 2 - Zone 3 early stage gold shoots / showings to guide future mineral resource expansion drilling efforts;

●  prospecting, reconnaissance geology, hand augering and/or scout pitting, and trenching of high priority gold-in-soil anomalies and grassroots gold targets across the extent of the Apapam concession; and

 ● a diamond core drill program of approximately 15,000 metres, at an estimated cost of $750,000, to be implemented utilizing the Company's in-house operated drill rigs; consisting of a combination of follow up drilling of early stage gold targets  and scout drilling of prospective litho-structural gold settings  within the mineral resource footprint area; and scout drilling of new grassroots gold targets across the Apapam concession.

at our Kwabeng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at this project (commenced in March 2013);

at our Pameng project:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

at our Banso and Muoso projects:

 ● ongoing geological compilation, prospecting, soil geochemical sampling, hand augering and/or scout pitting, and trenching to identify and/or further advance grassroots targets; and

 ● the continuation of placer gold recovery operations at these projects (commenced in 2015);

As at the date of this annual report, we have estimated $500,000 for the cost for soil sampling, hand augering and/or scout pitting, and trenching at our Kibi, Kwabeng, Pameng, Banso and Muoso projects.

As part of our current business strategy, we plan to continue engaging technical personnel under contract where possible as our management believes that this strategy, at its current level of development, provides the best services available in the circumstances, leads to lower overall costs and provides the best flexibility for our business operations. For example, the purchase of an exploration drill as opposed to using contract drillers has generated significant savings to the company.

We anticipate that our ongoing efforts will continue to be focused on the exploration and development of our projects and completing acquisitions in strategic areas. We will look to acquire further interests in gold mineralized projects that fall within the criteria of providing a geological basis for development of drilling initiatives that can enhance shareholder value by demonstrating the potential to define reserves.

We continued with our recovery of placer gold operations at our Kwabeng Banso and Muoso properties in 2020.  We contract out as many services as possible on our placer gold recovery operations to local Ghanaians in order to maximize cost efficiencies.

Our fiscal 2022 budget to carry out our plan of operations is approximately $2,250,000 as follows and as disclosed in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview:

Soil sampling / trenching	$500,000
Drilling	750,000
Administration	750,000
Stock-based compensation (non-cash)	250,000
TOTAL	$2,250,000

These expenditures are subject to change if management decides to scale back or accelerate operations.

Our company has historically relied on funds from gold recovery from alluvial operations, equity and debt financings to finance its ongoing operations.  Existing working capital, possible debt instruments, further private placements and anticipated cash flow from placer gold recovery operations are expected to be adequate to fund our company's operations over the next year.  During the current year and subsequent to 2022, we will not require additional capital to implement our plan of operations.

Trends

Gold prices closed in 2021 at $1,806 per ounce, just above the 2021 average of $1,807 per ounce.  The low for 2021 occurred in March, with prices gradually demonstrating strength from that time forward. We continue to see positive indicators for gold prices in the future.

The WHO-declared coronavirus pandemic continues to create a significant amount of economic uncertainty across the world.  While gold prices originally surged with this announcement, prices have fallen back recently with a global asset sell off.  Indicators are of significant spending programs by all governments to combat this issue while supporting national economies.

The coronavirus has negatively affected world GDP's and resulted in significant amounts of money printing by governments.  This response has resulted in inflation in previous cycles.

Gold does well in times of uncertainty.  National, corporate and individual debt levels increase this uncertainty and leave less room to safely manage any potential crisis.

Gold prices per ounce over the year ended December 31, 2021 and previous two years are as follows:

	2021	2020	2019
High	$1,943	$2,067	$1,546
Low	1,684	1,474	1,270
Average	1,800	1,770	1,392

The tone for the precious metals market in the near future will depend on the U.S. dollar strength.  While the US Federal Reserve has continued to express a neutral stance to interest rates, current events have led to significant rate decreases recently.  The focus going forward will be on how much economic growth, government deficits and debts affect the ability of the Federal Reserve to increase future rates or shrink its balance sheet.  Any further wobble or extension of the time to address the issues related to the pandemic in the US economy could interfere with the rate increases and create uncertainty about the US economy, which would be good for gold prices.

Overall, a lower U.S. dollar should lead to higher costs in U.S. dollar terms to identify and explore for gold but could be more than offset by higher gold prices, resulting in greater interest in gold exploration companies.  Conversely, if the U.S. dollar strengthens further, interest in the gold exploration sector could be reduced.

Currently, Covid-19 has not affected any of the Company's operations in Ghana.  The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Summary of the last five fiscal years ending December 31

	2021	2020	2019	2018	2017
		$	$	$	$
Operating revenues	Nil	Nil	Nil	Nil	Nil
Consolidated pre tax income for the year	2,045,713	2,297,023	2,388,347	1,539,294	453,932
Net gain attributable to non-controlling interest	(121,545)	(141,782)	(140,390)	(233,111)	(98,077)
Income tax	(1,088,192)	(294,992)	Nil	Nil	Nil
Net gain (loss) Xtra-Gold Resources Corp.	957,521	1,860,249	2,247,957	1,306,183	355,855
Basic and diluted income (loss) attributable to common shareholders per common share	0.02	0.04	0.05	0.03	0.01
Total current assets	9,127,160	7,739,823	5,438,858	3,258,955	1,825,775
Total assets	10,758,031	9,340,942	6,875,325	4,790,576	3,328,082
Total current liabilities	1,122,483	426,819	443,540	624,205	443,457
Total liabilities	1,122,483	426,819	443,540	624,205	443,457
Working capital	8,004,677	7,313,004	4,995,317	2,634,750	1,382,318
Capital stock	46,688	46,817	45,844	46,246	47,782
Total equity	9,635,548	8,914,123	6,431,785	4,166,371	2,884,625
Total Xtra-Gold Resources Corp. stockholders' equity	9,826,744	9,226,864	6,886,308	4,761,284	3,712,649
Dividends declared per share	Nil	Nil	Nil	Nil	Nil
Basic weighted average number of common shares outstanding	46,779,574	46,645,387	46,095,232	47,089,027	47,948,596
Basic and diluted weighted average number of common shares outstanding	48,925,574	49,033,887	49,589,430	49,405,027	51,339,216

Summary of Quarterly Results

Three Months Ended	Net Income (Loss) $	Basic and Diluted Income (Loss) Per Share $

December 31, 2021	$(739,525)	$(0.01)
September 30, 2021	(664,900)	(0.01)
June 30, 2021	319,729	0.01
March 31, 2021	1,920,672	0.04
December 31, 2020	(427,897)	(0.01)
September 30, 2020	714,181	0.02
June 30, 2020	1,216,221	0.03
March 31, 2020	357,744	0.01
December 31, 2019	(147,234)	(0.00)
September 30, 2019	1,501,085	0.03
June 30, 2019	513,774	0.01
March 31, 2019	380,332	0.01

Results of Operations for the Year Ended December 31, 2021 as Compared to the Year Ended December 31, 2020 and December 31, 2019

Our company reported a net gain after tax for the year ended December 31, 2021 of $835,976 (December 31, 2020 - gain of $1,860,249, December 31, 2019 - gain of $2,247,957).  Our company's basic and diluted gain per share for the year ended December 31, 2021 was $0.02 (December 31, 2020 - $0.05, December 31, 2019 - $0.05).  All years benefited from gold recovery results and  from a large gain on investment portfolio holdings.  The most significant change is the tax expense as the company has used its tax shelter position.

The weighted average number of shares outstanding was 46,779,574 (December 31, 2020 - 46,645,387, December 31, 2019 - 46,095,232).  Average shares were increased in 2021 via the exercise of warrants and stock options in 2020, and reduced from share repurchases.  Average shares were increased in 2020 via the exercise of warrants and stock options, and reduced from share repurchases.  Average shares outstanding were reduced in 2019 through share repurchases. Average fully diluted shares in 2021 were 48,925,574 (2020 - 49,033,887, 2019 - 49,589,430), with the difference being in the money stock options and warrants.  These items did not materially affect earnings per share.

We incurred expenses of $2,161,514 in the year ended December 31, 2021 (December 31, 2020 - $1,481,612, December 31, 2019 - $961,058).  Exploration expense increased significantly in 2021 as more consultants were engaged to assist with the hard rock program, work on the NI 43-101 technical report, and more drilling was undertaken. Exploration expense in 2020 was increased from 2019 with the addition of a second drill and a more intense hard-rock exploration program. We expense all exploration costs.  Amortization in 2021 increased with the addition of three pickup trucks, while 2020 increased with the late-2019 addition of a trommel and with the 2020 addition of a drill, pickup trucks and a dozer.  General and administrative expense in 2021 of $377,345 decreased from $578,176 in 2020 but was in line with the 2019 expense of $344,710.  Most of the difference in general and administrative expense was created by stock-based compensation. Non-cash stock-based compensation expense was $2,504 in 2021, $196,115 in 2020, and $10,642 in 2019.  The company did not grant stock options in 2021. The company granted 534,000 stock options in 2020.  Revaluation of consultants' options in 2020 did not materially affect the 2020 expense.  No options were granted in 2019, with the expense related to valuation of consultant's options.

Exploration activities for the 2021 year continued to focus on the Kibi Gold Project (Apapam Mining Lease). With exploration efforts highlighted by the release of an updated Mineral Resource Estimate for the Company's flagship Kibi Gold Project in the December 2021 quarter (see the Company's news release of November 1, 2021).  Seventy-five (75) diamond core boreholes totalling 11,343 metres were completed by the Company's in-house drilling crews in 2021 with drilling efforts primarily targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project.

We did not conduct any exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2021 year.

On November 1, 2021, the Company announced the results of an updated Mineral Resource Estimate for its Kibi Gold Project located on the Apapam Mining Lease. The updated resource estimate, with an effective date of September 30, 2021, was prepared in accordance with the Definition Standards for Mineral Resources and Mineral Reserves set out by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). The  Mineral Resource Estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Xtra-Gold Resources Corporation Kibi Gold Project", jointly prepared by Pivot Mining Consultants (Pty) Ltd and Tect Geological Consulting of Johannesburg and Somerset West, South Africa, respectively, and dated November 16, 2021, filed under the Company's profile on SEDAR at www.sedar.com.

The updated Mineral Resource incorporates an additional 212 diamond core boreholes (25,198.55 m) completed since the October 2012 Maiden Resource Estimate. This includes 158 holes (21,321.45 m) completed from February 2018 - June 2021 by Xtra-Gold's in-house drilling crews on resource expansion targets within the Zone 1 - Zone 2 - Zone 3 resource estimate footprint area. The resource estimate encompasses drill hole and trench data available as of July 30, 2021.

The new Mineral Resource encompasses updated resource estimates for the following five (5) deposits: Big Bend, East Dyke, Mushroom, South Ridge and Double 19; and initial resource estimates for the following three (3) deposits, which were at an early exploration stage at the time of the 2012 resource estimate: Road Cut, Gatehouse and Gold Mountain. In aggregate, these eight (8) gold deposits lying within approximately 1.6 kilometres of each other are estimated to contain an Indicated Mineral Resource of 623,700 ounces of gold based on 13,893,000 tonnes at an average grade of 1.40 grams per tonne ("g/t") gold and an additional Inferred Mineral Resource of 180,700 ounces of gold based on 5,694,000 tonnes at an average grade of 0.96 g/t gold (at a base case 0.5 g/t cut-off).

In comparison to the 2012 Maiden Resource Estimate, the updated Mineral Resource represents increases of 124.4% in the Indicated category and 22.9% in the Inferred category. Approximately 73% of the Indicated Mineral Resources (456,200 oz.) is contained within the essentially contiguous Big Bend and East Dyke deposits.

Gold mineralization within the Mineral Resource footprint area consists predominantly of tensional arrays of auriferous quartz-carbonate veins hosted by folded diorite bodies with an interpreted Belt-type granitoid affinity.  The gold-bearing zones occupy the hinges and limbs of predominantly anticlinal fold structures.  Over 20 significant gold occurrences hosted by Belt (Dixcove)- and Basin (Cape Coast)-type granitoids are known in Ghana, with a number constituting significant deposits.  These deposits represent a relatively new style of gold mineralization for orogenic gold deposits within the West African Birimian terrain.  Belt-type intrusion-hosted gold deposits include Newmont Mining's Subika deposit at their Ahafo mine and Kinross Mining's Chirano deposit within the Sefwi gold belt, as well as the former Golden Star Resources' Hwini-Butre deposit at the southern extremity of the Ashanti gold belt.

Cautionary Note on Mineral Resources: Mineral Resources are not Mineral Reserves and by definition do not demonstrate economic viability. The Mineral Resource Estimate disclosed herein includes Inferred Mineral Resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is also no certainty that these Inferred Mineral Resources will be converted to the Measured and Indicated resource categories through further drilling, or into Mineral Reserves, once economic considerations are applied. The stated figures for contained gold are in-situ Mineral Resources.

Exploration activities for the first half of 2021 focussed on resource expansion drilling on the Double 19 resource body (3,292 m) and exploration drilling targeting resource expansion opportunities within Zone 3 of the Kibi Gold Project (2,150 m). The Zone 3 target generation drilling program was designed to follow up on early-stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. The assay results for the 36 boreholes (5,982 m) completed from January to June 2021 (#KBDD21379 - #KBDD21414), were reported by the Company on April 14 and August 11, 2021, including the following highlights:

- 48.8 m at 0.76 grams per tonne gold ("g/t Au"), including 6.9 m at 1.91 g/t Au, from 134.0 m in hole #KBDD21387; and 15.1 m at 1.24 g/t Au from 200.0 m in undercut hole #KBDD21391 (Double 19 - Resource Expansion Drilling)

- 13.5 m at 1.92 g/t Au from 138.5 m in hole #KBDD21384; 11.6 m at 1.00 g/t Au and 17.1 m at 1.13 g/t Au from 92.0 m and 121.9 m respectively in #KBDD21386; and 7.6 m at 2.12 g/t Au and 8.75 m at 1.03 g/t Au from 101.0 m and 125.25 m in respectively in # KBDD21390 (Double 19 - Resource Expansion Drilling)

- 65.0 m at 1.03 g/t Au, including 13.5 m at 2.42 g/t Au, from 33.0 m in hole #KBDD21411; and 43.1 m at 0.75 g/t Au, including 3.0 m at 3.65 g/t Au and 9.0 m at 1.29 g/t Au, from 28.5 m in #KBDD21402 (Boomerang West Target - Exploration Drilling)

- 7.3 m at 1.93 g/t Au from 70.7 m in hole #KBDD21409; and 15.0 m at 1.02 g/t Au from 99.0 m in undercut hole #KBDD21410 (Twin Zone Target - Exploration Drilling)

Exploration activities for the second half of 2021, corresponding to exploration drilling conducted after the late July 2021 database close-out date for the updated Mineral Resource Estimate, continued to target resource expansion opportunities along the southwestern (Zone 3) segment of the over three-kilometre-long Zone 2 - Zone 3 anticlinal fold structure. With the exploration program focussing on follow up drilling of the early-stage Boomerang East, Boomerang West, and Twin Zone (formerly JK East) targets positioned along similar second-order fold hinge structures as the neighbouring Double 19 resource body, and scout drilling of prospective litho-structural gold settings identified by recently completed detailed 3D geological modelling. The assay results for the 39 boreholes (5,982 m) completed from late July to December 2021 (#KBDD21415 - #KBDD21453), as well as five (5) boreholes completed in January 2022 (#KBDD22454 - #KBDD22458), were reported by the Company on February 18, 2022, including the following highlights:

Boomerang East Target

- 6.0 metres ("m") at 6.19 grams per tonne gold ("g/t Au"), including 2.6 m at 13.82 g/t Au, from 52.0 m in hole #KBDD21434

- 33.5 m at 1.22 g/t Au, including 7.5 m at 3.76 g/t Au, from 31.5 m in hole #KBDD21453

- 16.5 m at 6.23 g/t Au, including 6.5 m at 13.74 g/t Au, from 1.5 m in hole #KBDD22455

- 13.5 m at 1.64 g/t Au, including 6.0 m at 3.35 g/t Au, from 0.0 m in #KBDD22458; followed by second interval of 21.0 m at 1.46 g/t Au from 39.0 m, including 11.0 m at 2.49 g/t Au

- gold mineralization at Boomerang East target traced over an approximately 400 m section across the southeastern limb of the NE-trending Zone 2 - Zone 3 anticlinal fold structure; with the mineralization predominantly being spatially associated with a series of apparent second-order (parasitic) fold structures

Boomerang West Target

- 29.0 m at 1.04 g/t Au, including 4.5 m at 3.27 g/t Au, from 50.0 m in #KBDD21423

- 6.0 m at 3.12 g/t Au from 9.0 m in hole #KBDD21425

- Boomerang West target occupies a NE-plunging, tight to isoclinal, anticlinal fold hinge zone; with gold mineralization traced over an approximately 240 m trend-length and 80 m width of the anticlinal fold structure, and down to a vertical depth of approximately 165 m

Twin Zone Target

- 13.2 m at 1.07 g/t Au from 161.0 m in hole #KBDD21419

- 4.0 m at 3.53 g/t Au from 157.0 m in hole #KBDD21448

- gold mineralization at the early-stage Twin Zone target intermittently traced over an approximately 275 m down-plunge    distance, and down to a vertical depth of approximately 150 m, along the limbs of two parallel, NE-trending, second-order (parasitic) fold structures

Exploration activities for the 2020 year continued to focus on the Company's flagship Kibi Gold Project (Apapam Mining Lease) with the continuation of the resource expansion target generation drill program initiated in 2019. Seventy-four (74) diamond core boreholes totalling 9,615 metres were completed in 2020 with drilling efforts targeting resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area. The target generation drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012), test down-plunge extensions and/or fold limbs of existing resource bodies, and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling. A total of 85 boreholes totaling 10,819 metres have been completed to date by the Company's in-house drilling crews during the ongoing Zone 2 - Zone 3 resource expansion drilling program initiated in late September 2019.

The maiden Kibi Gold Project mineral resource estimate (October 26, 2012) encompasses the Big Bend, East Dyke, South Ridge and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, filed under the Company's profile on SEDAR at www.sedar.com.

Drilling activities for the 2020 year focussed primarily on the following Zone 2 - Zone 3 resource expansion targets: 23 holes (3,109 metres) on the Double 19 Zone; 13 holes (1,660 metres) on the Gatehouse Zone; 8 holes (857 metres) on the Boomerang Zone; and 15 holes (2,095 metres) on the Road Cut Zone.

The 2020 resource expansion drilling on the Double 19 deposit successfully extended the gold mineralization approximately 115 metres down plunge from the previous 2012 drilling and identified a new, apparent fold limb-controlled gold zone (i.e., NW Limb Zone) along the northwest limb of the Double 19 fold structure. Recent detailed 3D litho-structural modelling indicates that the Double 19 gold mineralization is emplaced within the inner arc of a tight, steep NE-plunging, isoclinally folded diorite body. The present drilling efforts have extended the gold mineralization along the Fold Hinge zone over an approximately 285 metre down-plunge distance from surface (~150 metres vertical) and demonstrated the continuity of the NW Limb zone over an approximately 110 metre trend-length of the fold structure (~150 metre down-plunge distance), and down to a vertical depth of approximately 100 metres. The Double 19 deposit has a current inferred mineral resource of 48,000 ounces of gold (0.61 million tonnes at an average grade of 2.43 g/t gold).

The assay results for the 23 boreholes (3,109 metres) of the ongoing Double 19 resource expansion drilling program, completed from August to December 2020, were reported by the Company on October 20 and December 16, 2020, and February 17, 2021, including the following highlights:

- 55.3 metres grading 2.1 grams per tonne ("g/t") gold, including 3.47 g/t gold over 16.6 metres, from down-hole depth of 96.2 metres in #KBDD20341; and 20.0 metres grading 1.02 g/t gold and 27.0 metres grading 2.5 g/t gold from down-hole depths of 142 metres and 187 metres respectively in #KBDD20351; confirming down plunge extension of Fold Hinge gold zone

- 61.57 metres grading 2.42 g/t gold, including 5.13 g/t gold over 21.5 metres, from down-hole depth of 18.2 metres in #KBDD20346; new fold limb gold zone on NW flank of Double 19 fold structure

- 30.0 metres grading 6.20 g/t gold, including 10.1 g/t gold over 12.0 metres, from down-hole depth of 56.0 metres in #KBDD20369 on NW Limb zone; with #KBDD20369 cross-cutting above #KBDD20346 intercept which was drilled down dip of the fold limb

- 44.0 metres grading 2.78 g/t gold, including 4.14 g/t gold over 17.5 metres and 9.10 g/t gold over 3.0 metres, from a down-hole depth of 50.5 metres in #KBDD20375 and 20.0 metres grading 1.61 g/t gold, including 2.68 g/t gold over 11.0 metres, from a down-hole depth of 92.0 metres in #KBDD20378; demonstrating continuity of NW Limb zone mineralization along approximately 110 metres trend-length of the fold structure

- 17.5 metres grading 3.89 g/t gold, including 6.03 g/t gold over 7.0 metres, from a down-hole depth of 4.5 metres in #KBDD20377; undercutting trench #TAD045 returning 6.32 g/t gold over 15.0 metres along southeastern margin of Double 19 Fold Hinge zone

The Gatehouse Zone, located approximately 500 metres southeast of the Zone 2 gold resource footprint area, was originally identified by 2011 - 2012 scout trenching / drilling targeting a gold-in-soil anomaly with a coincidental Induced Polarization (IP) / Resistivity geophysical signature. Follow up drilling of this prospect during the present 2020 resource expansion target generation program extended the mineralization approximately 235 metres further southwest along the host granitoid body than the gold zone originally outlined by the 2011 - 2012 trenching / drilling. Typical Kibi-type (Zone 2) Granitoid-hosted gold mineralization has been traced to date over an approximately 325 metre strike length and to a 165 metre vertical depth along the NE-trending Gatehouse zone.

The assay results for the 13 follow up boreholes (1,660 metres) on the Gatehouse Zone were reported by the Company on September 8, October 20, and December 16, 2020, including the following highlights:

- 14.4 metres grading 1.7 g/t gold, including 2.42 g/t gold over 4.2 metres, from a down-hole depth of 66.9 metres in #KBDD20350; 150 metre step-out from original 2012 scout drilling

- 17.0 metres grading 1.05 g/t gold, including 4.51 g/t gold over 1.0 metre, from a down-hole depth of 104.0 metres in #KBDD20352 and 12.5 metres grading 1.24 g/t gold, including 2.72 g/t gold over 4.0 metres, from a down-hole depth of 31.5 metres in #KBDD20370, approximately 50 metres down-dip and 35 metres up-dip of the #KBDD20350 intercept, respectively; establishing mineralization to a vertical depth of approximately 120 metres on the #KBDD20350 - #352 - #370 drill fence

The Boomerang Zone was originally identified during a 2012 scout drilling program designed to test geophysical targets located along the approximately 2.5 km long by 0.5 km to 1.2 km wide Zone 3 anomalous gold-in-soil trend. Follow up drilling of this prospect during the 2020 drilling campaign defined a typical Kibi-type (Zone 2) Granitoid-hosted gold zone located over 1,500 metres to the southwest of the current Zone 2 gold resource footprint. Gold mineralization at the Boomerang Zone has been traced to date over an approximately 80 metre down-plunge distance from surface along an apparent NE-plunging fold structure.

The assay results for the 8 follow up boreholes (857 metres) on the Boomerang Zone were reported by the Company on September 8 and October 20, 2020, including the following highlights:

- 43.5 metres grading 1.21 g/t gold, including 2.16 g/t gold over 7.5 metres and 4.3 g/t gold over 6.0 metres, from a down-hole depth of 3.0 metres in #KBDD20335 and 24.0 metres grading 1.35 g/t gold, including 1.99 g/t gold over 9.0 metres, from a down-hole depth of 56.5 metres in undercut hole #KBDD20338; approximately 30 metres down plunge of the #KBDD20335 gold intercept

The Road Cut Zone, lying approximately 65 metres from the southern margin of the Kibi Gold Project's flagship Big Bend gold deposit, was subjected to follow up drilling from mid-November 2019 to late April 2020 as part of the ongoing resource expansion target generation program designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts. Based on recent detailed 3D geological modelling, the follow up drilling tested the Road Cut zone with optimized North-South drill targeting, unlike the ESE-trending drill orientation utilized in the original 2011 drilling. Present drilling efforts traced the gold mineralization over an approximately 200 metre strike length and to an approximately 170 metre vertical depth within a parallel diorite body lying along the southern (footwall) flank of the Big Bend diorite. With the auriferous vein system centred on the same apparent NE-plunging, open fold hinge zone controlling the Big Bend deposit gold mineralization. The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

The assay results for the 18 follow up Road Cut zone boreholes (2,446 metres), including 3 holes (351 metres) drilled in late 2019, were reported by the Company on February 26 and September 8, 2020, including the following highlights:

- 49 metres grading 1.1 g/t gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns

Exploration activities on our Kwabeng, Pameng, Banso and Muoso projects during the 2020 year were limited to airborne geophysical survey compilation and satellite remote sensing imagery.

Exploration activities for the 2019 year focused on the Kibi Gold Project located on the Apapam Mining Lease with exploration efforts primarily geared towards the continued advancement of early stage gold shoots / showings within the Zone 2 - Zone 3 maiden mineral resource footprint area. A total of 32 diamond core boreholes totalling 3,553 metres were completed by the Company's in-house drilling crew during the 2019 year, including: 22 boreholes totalling 2,367 metres targeting resource expansion opportunities in the Zone 2 resource area; and 10 scout holes totalling 1,186 metres on the Akwadum South ("Zone 7") grassroots gold-in-soil anomaly target.

The resource expansion drill program initiated in February 2018 was completed during the March 2019 quarter with 11 diamond core boreholes totalling 1,163 metres drilled from January 28 to April 1 at the South Ridge gold deposit on Zone 2 of the Kibi Gold Project. A total of 37 boreholes encompassing 4,577 metres were completed during the 2018 - 2019 resource expansion drill program with the program designed to test an approximately 400 metre strike length of the South Ridge gold zone at a nominal 50 metre section spacing and to further define the litho-structural setting of the gold mineralization.

The assay results for the final 19 boreholes (2,305 metres) of the South Ridge mineral resource expansion drill program completed from October 24, 2018 to April 1, 2019 were reported by the Company on May 1, 2019, including the following highlights:

- 30.25 metres grading 1.5 grams per tonne ("g/t") gold, including 2.26 g/t gold over 8.5 metres and 2.56 g/t gold over 9.55 metres from a down-hole depth of 62.65 metres in #KBDD18278;

- 11.0 metres grading 3.3 g/t gold (uncut), including 5.96 g/t gold over 5.15 metres from a down-hole depth of 22.0 metres in #KBDD19287, 25 metres NW of previously reported high-grade #KBDD18264 intercept of 27.0 metres grading 2.85 g/t gold, including 4.84 metres grading 5.12 g/t gold (see the Company's news release of August 8, 2018);

- 15.0 metres grading 2.85 g/t gold, including 5.67 g/t gold over 6.0 metres and 8.5 metres grading 3.33 g/t gold, including 6.02 g/t gold over 4.5 metres from down-hole depths of 9.0 metres and 10.5 metres in #KBDD19293 and #KBDD19292 respectively, 25 metres and 50 metres up-dip from the high-grade #KBDD18264 intercept; and

- 7.5 metres grading 6.71 g/t gold (uncut), including 31.00 g/t gold over 1.5 metres from a down-hole depth of 1.5 metres on the zone's most northwesterly drill section.

The final phase of the resource expansion drill program (19 holes) included: a series of drill fences (12 holes) targeting the depth continuity of the southeastern 200 metre segment of the South Ridge gold zone at downdip depths extending from approximately 70 metres to 220 metres from surface; 4 infill holes to further test the high-grade gold mineralization intersected in holes #KBDD18263 / #KBDD18264 at 25 metre section spacing; and 3 holes targeting near surface mineralization at the northwestern extremity of the South Ridge gold zone, including 2 holes testing the shallow, up-dip extension of the previously reported #KBDD18264 high-grade gold mineralization (see the Company's news release of August 8, 2018).

The 2018 - 2019 South Ridge drilling data was outsourced to Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada for integration into an updated 3D geological model of the Zone 2 - Zone 3 mineral resource footprint area. The new 3D geological model was completed by Goldspot in late July 2019 with the detailed modelling geared towards the identification of prospective litho-structural gold settings to help guide upcoming resource expansion drilling efforts.

The South Ridge deposit consists of a northwest striking / northeast dipping quartz diorite-hosted gold mineralization body traced to date along an approximately 400 metre strike length and 230 metre downdip depth from surface. Gold mineralization is associated with quartz-albite-carbonate-sulphide vein arrays developed within the quartz diorite body.

The South Ridge deposit has a current inferred mineral resource estimate of 0.9 million tonnes grading 1.48 grams per tonne ("g/t") gold for 43,000 ounces of contained gold. The South Ridge deposit, along with the Big Bend, East Dyke, and Mushroom deposits in Zone 2 and the Double 19 deposit in Zone 3, form part of a maiden mineral resource estimate (October 26, 2012) on the Company's Kibi Gold Project. In aggregate, these five gold deposits lying within approximately 1.6 kilometres of each other are estimated to encompass an indicated mineral resource of 3.38 million tonnes grading 2.56 g/t gold for 278,000 ounces of contained gold and an additional inferred mineral resource of 2.35 million tonnes grading 1.94 g/t gold for 147,000 ounces of contained gold (@ base case 0.5 g/t cut-off). The Zone 2 - Zone 3 maiden mineral resource represents the first ever mineral resource generated on a lode gold project within the Kibi Gold Belt. Gold mineralization is characterized by auriferous quartz vein sets hosted in Belt-type granitoids geologically analogous to other "Granitoid-hosted" gold deposits of Ghana, including Kinross Gold's Chirano and Newmont Mining's Subika deposits in the Sefwi gold belt. The above mineral resource estimate was filed in accordance with National Instrument 43-101 (NI 43-101) requirements with the Technical Report entitled "Independent Technical Report, Apapam Concession, Kibi Project, Eastern Region, Ghana", prepared by SEMS Explorations and dated October 31, 2012, is filed under the Company's profile on SEDAR at www.sedar.com.

A target generation drilling program geared towards the identification of new resource expansion opportunities within the Zone 2 - Zone 3 maiden mineral resource footprint area of the Kibi Gold Project was initiated in late September 2019; with a total of 11 diamond core boreholes totaling 1,204 metres completed by the Company's in-house drilling crew by the end of the 2019 year. The ongoing drilling program is designed to follow up on early stage gold shoots / showings discovered by previous drilling / trenching efforts (2008 - 2012) and to test prospective litho-structural gold settings identified by recently completed 3D geological modelling.

The assay results for the initial 16 boreholes (1,643 metres) of the ongoing resource expansion target generation program completed from September 24, 2019 to January 27, 2020 were reported by the Company on February 26, 2020, including the following highlights:

- 49 metres grading 1.1 grams per tonne ("g/t") gold, including 1.42 g/t gold over 31.6 metres and 45.1 metres grading 1.51 g/t gold, including 2.24 g/t gold over 26.4 metres from down-hole depths of 47 metres and 32 metres in #KBDD19304 and #KBDD20306 respectively, on adjacent 25 metre spaced drill-fan patterns (Road Cut Zone);

- gold mineralization now traced over an approximately 110 metre strike length and to 90 metre vertical depth on the Road Cut Zone; with newly developing gold body lying within 65 metres of the southern margin (footwall) of the flagship Big Bend gold deposit; and

- step-out drilling successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit; including exploration significant drill intercepts of 1.5 metres grading 4.94 g/t gold and 6.2 metres grading 0.87 g/t gold in #KBDD19297 and #KBDD19303 respectively (South Ridge - SE Extension target).

The initial phase of the resource expansion target generation drill program focussed primarily on the Road Cut Zone and the South Ridge - SE Extension target with 8 holes (790.5 metres) and 4 holes (468 metres) on each target respectively. The Road Cut Zone was subjected to follow up drilling with North-South drill targeting based on recent detailed geological modelling work. The drilling (8 holes) tested the ENE-trending / steep northerly dipping Road Cut auriferous system over an approximately 100 metre strike length, including: three (3) south trending drill-fan patterns (-55o / -75o) at 25 metre spacing and two (2) northerly trending boreholes (scissor-pattern) designed to further define the geometry / attitude of the host diorite body and of the gold-bearing vein system.

To date gold mineralization has been traced over an approximately 110 metre strike length and to a 90 metre vertical depth on the Road Cut Zone; with the newly developing gold body lying within 65 metres of the southern margin (footwall) of the Kibi Gold Project's flagship Big Bend gold deposit. The Road Cut auriferous vein system is emplaced in a parallel diorite body exhibiting a similar NW to ENE flexure in strike-geometry has the flexure appearing to control the Big Bend deposit gold mineralization.  The Big Bend deposit has a current indicated mineral resource of 213,000 ounces of gold (2.72 million tonnes at an average grade of 2.44 g/t gold) and an additional inferred mineral resource of 27,000 ounces of gold (0.52 million tonnes at an average grade of 1.6 g/t gold).

Step-out drilling (4 holes) successfully traced gold mineralization over an approximately 200 metre strike length of the host diorite body to the southeast of the South Ridge gold deposit (i.e., South Ridge - SE Extension target). Of exploration significance are typical Kibi-type granitoid hosted gold mineralization intercepts produced by a drill-fan pattern (-60o / -80o) collared approximately 200 metres southeast of the South Ridge resource body, including: 5.2 metres grading 0.41 g/t gold from a down-hole depth of 62.8 metres in the upper #KBDD19302 hole; and 6.2 metres grading 0.87 g/t gold from a down-hole depth of 73 metres in the lower #KBDD19303 hole, approximately 25 metres down dip from the #KBDD19302 intercept.

Exploration efforts on the Kibi Gold Project during the 2019 year also included a scout drilling program on the high-priority Akwadum South ("Zone 7") gold-in-soil anomaly located at the southeastern extremity of the Apapam concession; with the first pass drilling program forming part of an ongoing exploration initiative geared towards the continued advancement of grassroots gold targets across the Apapam concession. A total of 10 boreholes (1,186 metres) ranging in depth from 73 metres to 190 metres were completed by the company's in-house drilling crew from late May to mid-September 2019. The scout drilling program was designed to test an approximately 1,000 metre strike-length of the Akwadum South gold target and to further define the litho-structural setting of the gold mineralization.

The Akwadum South target is characterized by an approximately 1,200 metres long by 100 metres to 400 metres wide, NE-trending gold-in-soil anomaly spatially associated with a volcaniclastic rock package exhibiting widespread silica alteration, quartz veining and sulphide mineralization. Of the 157 soil geochemistry samples collected from the Akwadum South gold-in-soil trend: 11 yielded less than 25 parts per billion ("ppb") gold; 89 returned gold values from 25 ppb to 100 ppb; 50 between 100 ppb to 300 ppb gold; and 7 samples yielded values over 300 ppb gold, including maximum gold values of 444 ppb and 725 ppb.

In early September 2019, also in relation to our Kibi Gold Project, Tect Geological Consulting of West Somerset, South Africa ("Tect") conducted a structural analysis / interpretation of the Cobra Creek gold zone located at the northeast extremity of the Apapam concession. The study encompassing structural mapping and drill core observations, in combination with compilation of existing surface sampling and geophysical data, was designed to further define the structural controls of the gold mineralization and provide high-priority exploration  targets to help guide future drilling campaigns on the Cobra Creek gold zone. The Company received the final product of the Tect structural study in late September, including a generative exploration model for the Cobra Creek project, and study result compilation is currently ongoing.

Xtra-Gold completed 2,639 metres of drilling comprised of 43 diamond core holes on the Cobra Creek gold zone in 2016.  Initial drilling efforts yielded some very exploration significant high-grade mineralized intercepts, including highlights of 4.5 metres grading 10.9 g/t gold and 5.2 metres grading 9.51 g/t gold (see the Company's news release of October 19, 2016).

In mid-May 2019, Xtra-Gold engaged Goldspot Discoveries Inc. ("Goldspot") of Montreal, Canada to undertake a multifaceted target generation study, including: 3D Geological Modeling of the Zone 2 - Zone 3 maiden mineral resource footprint area on the Kibi gold project; and Traditional Targeting encompassing geophysical / structural / geochemistry datasets and Machine Learning Targeting (i.e., Artificial Intelligence) covering all five (5) of the company's Kibi Gold Belt concessions. The Company received the final product of the Goldspot study in late July and study result compilation is currently ongoing.

Exploration activities on our Kwabeng, Pameng, Banso, and Muoso projects during the 2019 year were limited to the Goldspot target generation study.

We recognized gains related to other items of $4,207,227 in 2021 (2020 - $3,778,635, 2019 - $3,349,405).  The gains can mostly be attributed to the recovery of gold and gain on sales of securities, offset by foreign exchange losses in all years.  During the year ended December 31, 2021, we sold 4,318 fine ounces of gold at an average price of US$1,789 for net proceeds of $4,074,170 (2020 - 3,137 ounces of gold at an average price of $1,695 for net proceeds of $2,373,592, 2019 - 2,945 fine ounces of gold at an average price of $1,356 for net proceeds of $1,878,198).  Gold sales relating to our share of gold is not recognized until the risks and rewards of ownership passed to the buyer.  These placer gold recovery operations were contracted to local Ghanaian groups.  We pay a 5% government royalty on our gold sales.  Using local contractors promotes the local economy while avoiding illegal workings on our projects.

Embedded derivatives resulted from issuing Canadian denominated warrants in the May 2016 financing.  Because the Company's functional currency is the US dollar, Canadian denominated warrants must be considered expense items and reported on a mark-to-market basis.  During 2018 the term of these warrants was extended to February 2020.

The company had no warrants outstanding in 2021 and no mark-to-market adjustment was required.  We recognized a mark-to-market recovery of expense of $137,313 on warrants in 2020 (2019 - expense of $21,250), related to extending the warrants to February 2020.  Canadian dollar denominated warrants were issued with financings.  These warrants were deemed to be embedded derivatives since our company's functional currency is the U.S. dollar.  The warrants are marked to market in each period with the change in value recognized in other items of the Statement of Operations and Comprehensive Loss.

During the year ended December 31, 2021, our company had a foreign exchange loss of $426,420 (2020 - loss of $124,558, 2019 - loss of $40,849) mostly due to strength in the U.S. dollar against the Ghana cedi and the Canadian dollar.

Our company recognized a trading and holding gain on marketable securities in 2021 of $714,523 (2020 - gain of $1,346,699, 2019 - gain of $1,485,100), whle recognizing an impairment on marketable securities in 2021 of $211,018.  Gains in 2021 and 2020 were recognized throughout the portfolio, with significant gains reported on several investments.  Most of the 2019 gain resulted on the appreciation and sale of one security in Q3 2019.  Unrealized gains and losses reflect mark-to-market changes in the investment portfolio during a period.  A realized gain is recognized when securities are sold from the investment portfolio, being the difference between the selling price and the purchase price of the security sold.  At the time of the sale, any mark-to-market gain or loss which is related to the security sold, previously recognized in unrealized gains and losses, is reversed.

Other income of $55,972 (2020 - $45,589, 2019 - $48,476,) mostly relates to interest and dividends on investment portfolio assets.

Recent Capital Raising Transactions

Our activities, principally the exploration and acquisition of properties for gold and other metals, may be financed through joint ventures or through the completion of equity transactions such as equity offerings and the exercise of stock options and warrants.

During the year ended December 31, 2021, the Company issued 255,000 shares at prices between CAD$0.23 and CAD$0.65 per share for proceeds of CAD$118,750 ($94,929) on exercise of stock options.

During 2020, the company issued 885,000 shares at CAD$0.50 per share for cash proceeds of $334,132 on the exercise of warrants and issued 346,500 shares at prices between CAD$0.15 and CAD$0.50 per share for cash proceeds of $71,912 on the exercise of stock options.

There were no capital raising transactions in 2021 or 2019.

Liquidity and Capital Resources

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Cash on hand was increased by $224,072 during 2021.  Operations provided cash of $670,947.  Cash of $2,357,144 was used to purchase investments in 2021 while proceeds from the sale of investments generated $2,053,292 of cash.  Inventory was reduced by $133,292 due to the timing of smelt shipments.  Payables were increased, mostly due to an accrual for income taxes payable in Ghana related to 2021 operations.  Other operating expenses were mostly cash neutral.  Cash of $203,419 was used to purchase three pickup trucks during 2021.  Cash of $338,386 was used to repurchase shares in 2021.  Cash proceeds of $94,929 were received on the exercise of stock options and warrants.

During the year ended December 31, 2021, our company repurchased 379,300 of our shares at a cost of $315,235 and cancelled these shares.  Also, during the month ended December 31, 2020, the company repurchased 5,200 of our shares at a cost of $4,857.  These shares were reported as shares in treasury at December 31, 2020 and were cancelled in January 2021.  Further, during the month ended December 31, 2021, the company repurchased 17,600 of our shares at a cost of $13,294.  These shares were reported as shares in treasury at December 31, 2021 and were cancelled in January 2022.

During the year ended December 31, 2020, our company repurchased 233,600 of our shares at a cost of $107,565 and cancelled these shares.  Also, during the year ended December 31, 2019, the company repurchased 25,000 of our shares at a cost of $9,430.  These shares were reported as shares in treasury at December 31, 2019 and were cancelled in January 2020.  Further, during the year ended December 31, 2020, the company repurchased 5,200 of our shares at a cost of $4,857.  These shares were reported as shares in treasury at December 31, 2020 and were cancelled in January 2021.

In the year ended December 31, 2019, our company repurchased and cancelled 401,800 of our shares at a cost of $124,145 (December 31, 2018 - repurchased and cancelled 1,536,500 of our shares at a cost of $290,985).

At December 31, 2021, accounts payable and accrued liabilities increased by $747,575 to $1,029,140, mostly due to a $600,000 income tax accrual increase (December 31, 2020 - $200,000) and a $91,000 increase in revenue-based gold production payments.  With no gold shipments in the fourth quarter, royalty payments to the government for the third quarter were remitted, reducing our balances payable.  Our cash and cash equivalents as at December 31, 2021 were sufficient to pay these liabilities.  We believe that our company has sufficient working capital to achieve our 2022 operating plan. However, our historical losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

At December 31, 2021, we had total cash and cash equivalents and restricted cash of $4,971,650 (December 31, 2020 - $4,747,578, December 31, 2019 - $4,277,561).  Working capital as of December 31, 2021 was $8,004,677 (December 31, 2020 - $7,313,004, December 31, 2019 - $4,995,317,).  In both 2021 and 2020, the increase in working capital mostly reflects the revenue from gold recovery and the gain on the investment portfolio, combined with gold inventory on hand.  The 2019 increase in working capital mostly reflects the revenue from gold recovery and the gain on sale of investments.

We are an exploration company focused on gold and associated commodities and do not have operating revenues; and therefore, we must utilize our current cash reserves, income from placer gold sales, income from investments, funds obtained from the exercise of stock options and warrants and other financing transactions to maintain our capacity to meet the planned exploration programs, or to fund any further development activities.  There is no certainty that future financing will be available to us in the amounts or at the times desired on terms acceptable to us, if at all.

Our shares of common stock, warrants and stock options outstanding as at March 26, 2022, December 31, 2021, December 31, 2020, and December 31, 2019 were as follows:

	March 26, 2022	December 31, 2021	December 31, 2020	December 31, 2019
Common Shares	46,585,917	46,687,517	46,817,017	45,844,117
Warrants	-	-	-	1,250,000
Stock Options	2,381,000	2,381,000	2,636,000	2,615,000
Fully diluted	48,966,917	49,068,517	49,453,017	49,709,117

Subsequent to December 31, 2021, 17,600 shares which were purchased in December 2021 were cancelled.  In January 2022 and February 2022, a total of 84,000 shares were purchased and cancelled.

As of the date of this MD&A, the exercise of all outstanding options would raise approximately $0.8 million, however such exercise is not anticipated until the market value of our shares of common stock increases in value.

We remain debt free and our credit and interest rate risk is limited to interest-bearing assets of cash and bank or government guaranteed investment vehicles.  Accounts payable and accrued liabilities are short-term and non-interest bearing.

Our liquidity risk with financial instruments is minimal as excess cash is invested with a Canadian financial institution in government-backed securities or bank-backed guaranteed investment certificates.

Our fiscal 2022 budget to carry out our plan of operations is approximately $2,250,000 as disclosed in our Plan of Operations section above and in our 20-F annual report under Item 4.B - Information on Xtra-Gold - Business Overview".  These expenditures are subject to change if management decides to scale back or accelerate operations.  We believe that we are adequately capitalized to achieve our operating plan for fiscal 2022.  However, our losses raise substantial doubt about our ability to continue as a going concern. Our auditors have issued an explanatory paragraph in their audit opinion for the year end December 31, 2021.

Going Concern

The Company is in development as an exploration company.  It may need financing for its exploration and acquisition activities.  Although the Company has incurred a gain of $835,976 for the year ended December 31, 2021, it has an accumulated a deficit of $21,977,165.  Results for the year ended December 31, 2021 are not necessarily indicative of future results.  The uncertainty of gold recovery and he fact the Company does not have a demonstrably viable business to provide future funds, raises substantial doubt about its ability to continue as a going concern for one year from the issuance of the financial statements.  The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan, which is typical for junior exploration companies.  The financial statements do not include any adjustments related to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Management of the Company ("Management") is of the opinion that sufficient financing will be obtained from external sources and further share issuances will be made to meet the Company's obligations.  The Company's discretionary exploration activities do have considerable scope for flexibility in terms of the amount and timing of exploration expenditure, and expenditures may be adjusted accordingly if required.

Related Party Transactions

During the years ended December 31, 2021, 2020, and 2019, the Company entered into the following transactions with related parties:

	December 31, 2021	December 31, 2020	December 31, 2019

Consulting fees paid or accrued to officers or their companies	$1,124,304	$894,616	$701,957
Directors' fees	2,398	2,238	2,257

Stock option grants to officers and directors		123,837	-
Stock option grant price range		CAD$0.60 - CAD$1.23	-

Of the total consulting fees noted above, $772,494 (December 31, 2020 - $531,527, December 31, 2019 - $399,365) was incurred by the Company to a private company of which a related party is a 50% shareholder and director.  The related party was entitled to receive $386,247 (December 31, 2020 - $265,764, December 31, 2019 - $199,683) of this amount.  As at December 31, 2021, a balance of $90,538 (December 31, 2020 - a prepaid balance of $12,065, December 31, 2019, $83,592 balance payable,) exists to this related company and $Nil remains payable (December 31, 2020 - $Nil, December 31, 2019 - $3,800) to the related party for expenses earned for work on behalf of the Company.  The CEO of the company made a $50,000 payment on behalf of the company in 2021.  This balance was repaid in 2022.

During 2020 the Company granted 314,000 options to insiders at a prices between of $0.47 (CAD$0.60) and $0.96 (CAD$1.23).  A total of $123,837 was included in consulting fees related to these options.  During 2021 and 2019 the Company did not grant stock options to insiders.

Material Commitments

Mineral Property Commitments

Our company is committed to expend, from time to time fees payable:

● to the Minerals Commission of Ghana for:

(a) to the Minerals Commission for:

(i) a new grant or renewal of an expiry date of a prospecting license (currently an annual fee maximum of $70.00 per cadastral unit/or 21.24 hectare);

(ii) a new grant or renewal of a mining lease (currently an annual fee maximum of $1,000.00 per cadastral units/or 21.24 hectare); and

(iii) annual operating permits;

(b) to the Environmental Protection Agency ("EPA") (of Ghana) for:

i) processing and certificate fees with respect to EPA permits;

ii) the issuance of permits before the commencement of any work at a particular concession; or

iii) the posting of a bond in connection with any mining operations undertaken by the Company;

(c) for a legal obligation associated with our mineral properties for clean up costs when work programs are completed.

Purchase of Significant Equipment

We consider the availability of equipment to conduct our exploration activities.  In 2021 we purchased three pickups. In 2020 we purchased a second drill, a dozer, some pickups and a generator. In 2019, we purchased a trommel. While we do not expect we will be buying any additional equipment in the foreseeable future, we will continue to assess the situation and weigh our program needs against equipment availability.

Off Balance Sheet Arrangements

Our company has no off balance sheet arrangements.

Fair value of financial assets and liabilities

We invest all excess cash primarily in time deposits, money market funds, corporate debt securities, equities, limited partnerships, and rights and warrants.

We classify all marketable debt securities that have stated maturities of three months or less from the date of purchase as cash equivalents and those with stated maturities of greater than three months as marketable securities on our Consolidated Balance Sheets.

We determine the appropriate classification of our investments in marketable debt securities at the time of purchase and re-evaluate such designation at each balance sheet date. We have classified and accounted for our marketable debt securities as trading securities. After consideration of our risk versus reward objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. For all of our marketable debt securities we have elected the fair value option, for which changes in fair value are recorded in other income (expense), net. We determine any realized gains or losses on the sale of marketable debt securities on a specific identification method, and we record such gains and losses as a component of other income (expense), net.

The following tables summarize our debt securities, at their fair value, by significant investment categories as of December 31, 2021, 2020 and 2019:

Level 1 - Cash equivalents	December 31, 2021	December 31, 2020	December 31, 2019

Money market funds	$2,688,758	$3,772,568	$3,620,109
	$2,688,758	$3,772,568	$3,620,109

	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,675,328	$4,675,328	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	3,373,358	2,680,755	692, 603	-
Total	$8,345,008	$7,652,405	$692,603	$-

	December 31, 2020	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$4,451,256	$4,451,256	$-	$-
Restricted cash	296,322	296,322	-	-
Marketable securities	2,345,984	2,345,984	-	-
Total	$7,093,562	$7,093,562	$-	$-

	December 31, 2019	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Cash and cash equivalents	$3,981,239	$3,981,239	$-	$-
Restricted cash	296,322	296,322	-	-
Investment in trading securities	887,143	887,143	-	-
Warrant liability	(137,313)	-	-	(137,313)
Total	$5,027,391	$5,164,704	$-	$(137,313)

Critical Accounting Estimates and Changes in Accounting Policies

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  Significant areas requiring the use of estimates include the carrying value and recoverability of mineral properties, inputs used in the calculation of stock-based compensation and warrants, inputs used in the calculation of the asset retirement obligation, and the valuation allowance applied to deferred income taxes.  Actual results could differ from those estimates, and would impact future results of operations and cash flows.

Caution Regarding Forward-Looking Statements

This MD&A contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements").  These statements relate to future events or our company's future performance.  All statements other than statements of historical fact are forward-looking statements.  Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause actual results to differ materially from those anticipated in such forward-looking statements.  The forward-looking statements in this MD&A speak only as of the date of this MD&A or as of the date specified in such statement.

The following table outlines certain significant forward-looking statements contained in this MD&A and provides the material assumptions used to develop such statements and material risk factors that could cause actual results to differ materially from the forward-looking statements.

Forward-Looking Statements	Assumptions	Risk Factors
Potential of Xtra-Gold's properties to contain economic gold deposits and other mineral deposits and/or to become near-term and/or low-cost producers

Availability of financing for our projects.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold, including development of any deposit in compliance with Ghanaian mining law.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Potential to expand the NI 43-101 resources on Xtra-Gold's existing projects and achieve its growth targets

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

NI 43-101 technical reports are correct and comprehensive.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Social engagement and local acceptance of our projects.

Economic, political and industry market conditions will be favourable.

Continuance of gold recovery operations.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Variations from the technical reports.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation, community support and the political and economic climate.

Price volatility of gold and other associated commodities impacting the economics of our projects.

Continued cooperation of government bodies to conduct placer operations.

Forward-Looking Statements	Assumptions	Risk Factors
Ability to meet working capital needs for fiscal 2022

Operating and exploration activities and associated costs will be consistent with our current expectations.

Capital markets and financing opportunities are favourable to Xtra-Gold.

Sale of any investments, if warranted, on acceptable terms.

Xtra-Gold continues as a going concern.

Changes in the capital markets impacting availability and timing of future financings on acceptable terms.

Increases in costs, environmental compliance and changes in environmental, other local legislation and regulation.

Adjustments to currently proposed operating and exploration activities.

Price volatility of gold and other commodities impacting sentiment for investment in the resource markets.

Plans, costs, timing and capital for future exploration and development of Xtra-Gold's properties including the potential impact of complying with existing and proposed laws and regulations

Availability of financing for our exploration and development activities.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Operating, exploration and development costs will be consistent with our expectations.

Ability to retain and attract skilled staff.

All requisite regulatory and governmental approvals will be received on a timely basis on terms acceptable to Xtra-Gold.

Economic, political and industry market conditions will be favourable.

Changes in the capital markets impacting availability of future financings.

Uncertainties involved in interpreting geological data and confirming title to acquired properties.

Possibility of future exploration results, metallurgical test work and economic studies will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in environmental, local legislation and regulation and political and economic climate.

Price volatility of gold and other commodities impacting the economics of our projects.

Management's outlook regarding future trends

Availability of financing.

Actual results of our exploration, resource goals, metallurgical testing, economic studies and development activities will be favourable.

Prices for gold and other commodities will be favourable to Xtra-Gold.

Government regulation in Ghana will support development of any deposit.

Price volatility of gold and other commodities impacting the economics of our projects and appetite for investing in junior gold exploration equities.

Possibility of future exploration results, metallurgical test work, economic studies and development activities will not be consistent with our expectations.

Increases in costs, environmental compliance and changes in economic, political and industry market climate.

Forward-Looking Statements	Assumptions	Risk Factors
Covid-19	Actual results of our exploration, gold recovery and continuity of operations.

The first cases of Covid-19 were detected much later in Ghana than other parts of the world, and Government action has limited the incidence of transmission.  The Company continues to monitor the potential effects on its operations and is implementing protocol to hopefully help in minimize its impact.  However, investors are cautioned this is an evolving issue, and that there is not guarantee the Company's protocols will be effective.

Increased costs and reduced ability to access the properties could affect exploration results and gold recovery results.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond Xtra-Gold's ability to predict or control.  Please also make reference to those risk factors listed in the "Risk Factors" section above.  Readers are cautioned that the above chart is not exhaustive of the factors that may affect the forward-looking statements, and that the underlying assumptions may prove to be incorrect.  Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Xtra-Gold's actual results, performance or achievements to be materially different from any of its future results, performance or achievements expressed or implied by forward-looking statements.  All forward-looking statements herein are qualified by this cautionary statement.  Accordingly, readers should not place undue reliance on forward-looking statements.  Our company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law.  If our company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements, unless required by law.

Dated:  March 26, 2022